Exhibit 99.6

Memorandum of Association The Companies Act 1981 Section 7(1) and (2) Marex Group Limited (202505104) Filing Date 03-0ct-2025 09:05:01 General details Type of company Exempted Company Name Marex Group Limited Entity type Company Limited By Shares Objects and provisions The objects for which the Company is formed and incorporated are unrestricted only Yes Provisions regarding the powers of the Company (i) has the powers of a natural person; (ii) subject to Section 42 of the Companies Act 1981 (the “Act”), has the power to issue preference shares which at the option of the holders thereof are liable to be redeemed; (iii) has the power to purchase its own shares in accordance with the provisions of Section 42A of the Act; (iv) has the power to acquire its own shares to be held as treasury shares in accordance with the provisions of Section 42B of the Act. Subscribers Subscriber 1 Entity Name Compass Administration Services Ltd. Registration Number 31594 Has Bermudian status Yes

Number of shares 1 Shareholdings Currency USD - United States Dollar Authorised share capital 2.00 Declarations The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them. Yes The subscribers listed in this application respectively agreed to take such number of shares of the Company as may be allotted to them respectively by the provisional directors of the Company, not exceeding the number of shares for which they have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to them respectively. Yes Submitted By COMPASS ADMINISTRATION SERVICES LTD. CAMILLA HALL

BERMUDA, CRAWFORD HOUSE, 50 CEDAR AVENUE, HAMILTON, PEMBROKE, HM 11

Registration No. 202505104 GOVERNMENT OF BERMUDA Registrar of Companies The Companies Act 1981 CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital of Marex Group Limited was delivered to the Registrar of Companies on the 1st day of July 2026 in accordance with section 45(3) of the Companies Act 1981 (the “Act”). Kenneth Joaquin Registrar of Companies 1st day of July 2026

Memorandum of Increase of Share Capital The Companies Act 1981 Marex Group Limited (202505104) Filing Date 01-Jul-2026 08:57:29 Shareholdings Changed Currency GBP - United Kingdom Pound Authorised share capital 0.000938 Increase by 0.00 Authorised share capital 0.000938 as increased Changed Currency USD - United States Dollar Authorised share capital 0.003102 Increase by 151,159.822539 Authorised share capital 151,159.825641 as increased Submitted By COMPASS ADMINISTRATION SERVICES LTD. CAMILLA HALL BERMUDA, CRAWFORD HOUSE, 50 CEDAR AVENUE, HAMILTON, PEMBROKE, HM 11